Form 40-F
period 2003-07-31
GAMMON LAKES RESOURCES INC                              /FI
filed 2003-12-22
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

                    For the fiscal year ended: July 31, 2003


                       Commission file number: 001-31739


                           Gammon Lake Resources Inc.
             (Exact name of registrant as specified in its charter)

           Quebec                          1040                     N/A
(Province or Other Jurisdiction      (Primary Standard        (I.R.S. Employer
of Incorporation or Organization)       Industrial           Identification No.)
                                    Classification Code)


         Martin Pomerance                             202 Brownlow Avenue
      Dorsey & Whitney LLP                            Cambridge 2, Suite 306
         250 Park Avenue                         Dartmouth, Nova Scotia B3B 1T5
       New York, NY 10177                                   Canada
         (212) 415-9200                                  (902) 468-0614
(Name, address (including zip code) and          (Address and telephone number
telephone number (including area code) of         of  registrant's principal
 agent for service in the United States)            executive offices)


Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:                  Name of Each Exchange On Which Registered:
--------------------                  ------------------------------------------

Common Shares, no par value           American Stock Exchange
                                      Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

   [X] Annual Information Form          [X] Audited Annual Financial Statements


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class:                          Outstanding at July 31, 2003:
--------------------                          -----------------------------

Common Shares                                          40,934,286


Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to
the Registrant in connection with such Rule. [ [] Yes 82-_____       [X] No


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90
days. Yes [ ]     No [X]

                                  UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

                             CONTROLS AND PROCEDURES

     The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as of July 31, 2003 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

                        AUDIT COMMITTEE FINANCIAL EXPERT

     Alejandro Caraveo serves as a member of the audit committee of the Registrant's Board of Directors. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Caraveo satisfies the criteria for a audit committee financial expert under the Exchange Act.

                                 CODE OF ETHICS

     The   Registrant  has  adopted  a  code  of  ethics  that  applies  to  the
Registrant's principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant's code of ethics is available to any person without charge, upon written request made to the Corporate Secretary at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5, Canada.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      GAMMON LAKE RESOURCES INC.


                                      /s/ Fred George
                                      -----------------------------------------
                                      Fred George
                                      President



Date:   December 18, 2003

                                  EXHIBIT INDEX

     The following exhibits have been filed as part of the Annual Report:

  Exhibit     Description
  -------     -----------
    99.1       Annual Information Form dated December 15, 2003

    99.2 Audited Comparative Consolidated Financial Statements of the Registrant, and the notes thereto for fiscal 2003 together with the report of the auditors thereon, including a U.S. GAAP reconciliation

    99.3 Management's Discussion and Analysis for fiscal 2003 found at pages 13 to 16, inclusive, of the 2003 Annual Report of the Registrant


    99.4       Notice  of  Annual  and  Special  Meeting  of  Shareholders   and
               Management Information Circular dated September 22, 2003

    99.5       Form of Proxy

    99.4       Consent of Grant Thornton LLP

    99.5       Section 302 Certifications

    99.6       Section 906 Certifications