Form 40-F
period 2004-07-31
GAMMON LAKES RESOURCES INC                              /FI
filed 2004-11-05
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: July 31, 2004 Commission file number: 001-31739

_________________

Gammon Lake Resources Inc.
(Exact name of registrant as specified in its charter)

Quebec (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177
(212) 735-0784

(Name, address (including zip code) and
telephone number(including area code) of
agent for service in the United States)	202 Brownlow Avenue Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5 Canada (902) 468-0614 (Address and telephone number of registrant's principal executive offices)

_________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class: Common Shares	Outstanding at July 31, 2004: 56,676,715

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.     [  ]    Yes 82-_____          [X]    No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    [X]    Yes            [  ]    No

UNDERTAKINGS

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

CONTROLS AND PROCEDURES

        The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of July 31, 2004 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

AUDIT COMMITTEE FINANCIAL EXPERT

        Alejandro Caraveo serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Caraveo satisfies the criteria for a audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Caraveo as an audit committee financial expert does not make Mr. Caraveo an “expert” for any purpose, impose any duties, obligations or liability on Mr. Caraveo that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of Registrant’s code of ethics is available to any person without charge, upon written request made to the Registrant’s Corporate Secretary at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees payable to the Registrant’s independent auditor, Grant Thornton LLP, for the years ended July 31, 2004, and July 31, 2003, totaled Cdn $109,406 and Cdn $128,000, respectively, as detailed in the following table:

	Year Ended July 31, 2004	Year Ended July 31, 2003

Audit Fees	Cdn $76,480	Cdn $118,000
Audit Related Fees	20,950	nil
Tax Fees	9,800	10,000
All Other Fees	2,176	nil

TOTAL	Cdn $109,406	Cdn $128,000

Audit Fees

        These audit fees were for professional services rendered for the audits of the Registrant’s consolidated financial statements, review of interim financial statements included in the Registrant’s quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees

        These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included Sarbanes-Oxley Section 404 advisory services, internal control reviews, audits of the Registrant’s various employee benefit plans, transaction due diligence, subsidiary audits, and other services related to acquisitions and dispositions.

Tax Fees

        These tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance for customs and duties, advisory services regarding common forms of domestic and international taxation (i.e., tax credits, income tax, VAT, GST and excise taxes) and advisory services regarding restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. For the year ended July 2004, these services included non-financial systems consulting and business process reviews. For the year ended July 2003, no such services were provided.

Pre-Approval Policies and Procedures

        The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant’s management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended July 31, 2004, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.

OFF-BALANCE SHEET ARRANGEMENTS

      None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations	Cdn.	Nil	U.S.	U.S.	Nil
	$ 9,304,400		$ 3,500,000	$ 3,500,000
	(U.S. $7.0	See also	See also	See also
	million)	Note 1 below.	Note 1 below.	Note 1 below.

Payments under option and joint	Cdn.	See Note 2	See Note 2	See Note 2	See Note 2
venture agreements	$ 4,601,060	below	below	below	below

Total	Cdn,
$24,076,360

Notes:

1. Long term debt	2004	2003

Minerales de Soyopa, S.A. de C.V. ("Soyopa")
loan, non-interest bearing, translated to
Canadian dollars at July 31, 2004	$9,304,400	$9,870,000

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;

ii.)	US $3,500,000 on or before November 23, 2007;

iii.)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties. For further details, see the Annual Information Form of the Registrant dated October 8, 2004, “Item 3: Description of Business – 3.2 Mineral Projects – 1.0 Ocampo Project – Location and Description – f) The Concessions – Soyopa Agreement”.

2.     A breakdown of these obligations by period is not determinable. A summary of the future commitments based on option and joint venture agreements at July 31, 2004 are set out in the following table:

Agreement	Consideration	Terms

Minera Fuerte Mayo, S.A. de C.V	US$ 211,526	Upon sale of the related property

Compania Minera Global, S.A. de C.V	US$ 1,000,000	Upon sale of the related property

8% of net profits attributable to
Compania Minera Brenda, S.A. de C.V	US$ 2,000,000	related mining claims or upon sale
of the related property

Compania Minera Brenda, S.A. de C.V	US$ 250,000	Upon a minimum proven reserve amount

Total	US$ 3,461,526

For further details, see the Annual Information Form of the Registrant dated October 8, 2004, “Item 3: Description of Business – 3.2 Mineral Projects – 1.0 Ocampo Project – Location and Description – f) The Concessions – Soyopa Agreement”, and “Item 3: Description of Business – 3.2 Mineral Projects – 1.0 Ocampo Project – Location and Description – f) The Concessions – Minera Fuerte Agreement”.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES /s/ Fred George Fred George Chairman and President

Date: November 5, 2004

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

99.1	Annual Information Form for the year ended July 31, 2004

99.2	Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of July 31, 2004 and 2003 and for each of the years then ended together with the report of the auditors thereon, including a U.S. GAAP reconciliation

99.3	Management's Discussion and Analysis of Financial Condition and Result of Operations

99.4	Consent of Grant Thornton LLP

99.5	Section 302 Certifications

99.6	Section 906 Certifications