Form 40-F
period 2005-07-31
GAMMON LAKES RESOURCES INC                              /FI
filed 2005-10-28
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: July 31, 2005 Commission file number: 001-31739

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
agent for service in the United States)	202 Brownlow Avenue Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5 Canada (902) 468-0614 (Address and telephone number of registrant's principal executive offices)

_________________

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, no par value	Name of Each Exchange On Which Registered: American Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

Annual Information Form	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class: Common Shares	Outstanding at July 31, 2005: 73,386,515

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.         Yes 82-_____              No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.        Yes                No

UNDERTAKING

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

DISCLOSURE CONTROLS AND PROCEDURES

        As of July 31, 2005, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of July 31, 2005 were reasonably designed to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

        Since the last evaluation by the Registrant’s management of the Registrant’s internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

AUDIT COMMITTEE FINANCIAL EXPERT

        Dale M. Hendrick serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Hendrick satisfies the criteria for a audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Hendrick as an audit committee financial expert does not make Mr. Hendrick an “expert” for any purpose, impose any duties, obligations or liability on Mr. Hendrick that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

        The information contained under the heading “Audit Committee Information” in the Registrant’s Annual Information Form, filed as Exhibit 99.1 to the annual report on Form 40-F, in incorporated herein by reference.

IDENTIFICATION OF AUDIT COMMITTEE

        The Registrant has a separately designated standing Audit Committee. The current members of the Audit Committee are Dale Hendrick (Chair), Kent L. Noseworthy, Frank Conte and Canek Rangel, each of whom is independent as such term is defined under applicable securities laws and applicable American Stock Exchange rules. The information contained under the heading “Audit Committee Information” of the Registrant’s Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees payable to the Registrant’s independent auditor, Grant Thornton LLP, for the years ended July 31, 2005, and July 31, 2004, totaled Cdn $197,200 and Cdn $109,406, respectively, as detailed in the following table:

	Year Ended July 31, 2005	Year Ended July 31, 2004

Audit Fees	Cdn $189,200	Cdn $76,480
Audit Related Fees	nil	20,950
Tax Fees	8,000	9,800
All Other Fees	nil	2,176

TOTAL	Cdn $109,406	Cdn $128,000

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

All Other Fees

        Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. For the year ended July 2005, no such services were provided. For the year ended July 2004, these services included non-financial systems consulting and business process reviews.

Pre-Approval Policies and Procedures

        The Registrant’s policy regarding pre-approval of all audit, audit-related and non-audit services is based on compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the Commission. The following is the pre-approval policy:

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

        For the year ended July 31, 2005, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.

OFF-BALANCE SHEET ARRANGEMENTS

        The registrant does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations	Cdn. $8,581,300 (US$ 7,000,000)	Nil See also Note 1 below.	Cdn. $8,581,300 (U.S.$ 7,000,000) See also Note 1 below	Nil	Nil

Payments under option and joint	Cdn. $3,984,175	See Note 2	See Note 2	See Note 2	See Note 2
venture agreements	(US$ 3,250,000)	below	below	below	below

Purchase Obligations	Cdn. $20,815,083 See Note 3 below	Cdn. $20,815,083	Nil	Nil	Nil

Total	Cdn. $33,380,558

Notes:

1. Long term debt	2005	2004

Minerales de Soyopa, S.A. de C.V. ("Soyopa")
loan, non-interest bearing, translated to
Canadian dollars at July 31.	$8,581,300	$9,304,400

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;

ii.)	US $3,500,000 on or before November 23, 2007;

iii.)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties. For further details, see the Annual Information Form of the Registrant dated October 8, 2004, “Item 3: Description of Business – 3.2 Mineral Projects – 1.0 Ocampo Project – Location and Description – f) The Concessions – Soyopa Agreement”.

2.     A breakdown of these obligations by period is not determinable. A summary of the future commitments based on option and joint venture agreements at July 31, 2005 are set out in the following table:

Agreement	Consideration	Terms

Compania Minera Global, S.A. de C.V	US$ 1,000,000	Upon sale of the related property

8% of net profits attributable to
Compania Minera Brenda, S.A. de C.V	US$ 2,000,000	related mining claims or upon sale
of the related property

Compania Minera Brenda, S.A. de C.V	US$ 250,000	Upon a minimum proven reserve amount

Total	US$ 3,461,526

For further details, see the Annual Information Form of the Registrant dated October 17, 2005, “Item 3: Description of Business – 3.2 Mineral Projects – 3.2.1 Ocampo Project – Location and Description – Soyopa Agreement”, and “Item 3: Description of Business – 3.2 Mineral Projects – 3.2.1 Ocampo Project – Location and Description – Minera Fuerte Agreement”.

3.     The Company had deposits on capital equipment as at July 31, 2005 of $9,138,768 (2004 — $176,265) relating to the Open-Pit and Underground Operations at the Ocampo Project. The Company’s future commitments on the equipment is $20,815,083, and is payable upon shipment and or delivery of the items as outlined in the purchase contracts.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES /s/ Fred George Fred George Chairman and President

Date: October 25, 2005

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

99.1	Annual Information Form for the year ended July 31, 2005

99.2	Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of July 31, 2005 and 2004 and for each of the years then ended together with the report of the auditors thereon, including a U.S. GAAP reconciliation

99.3	Management's Discussion and Analysis of Financial Condition and Result of Operations for the years ended July 31, 2005 and 2004

99.4	Consent of Grant Thornton LLP

99.5	Consent of Kappes, Cassiday & Associates, Consulting Geologists

99.6	Section 302 Certifications

99.7	Section 906 Certifications