Form 40-F
period 2005-12-31
GAMMON LAKES RESOURCES INC                              /FI
filed 2006-04-03
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended: December 31, 2005
Commission file number: 001-31739

Gammon Lake Resources Inc.
(Exact name of registrant as specified in its charter)

Quebec	1040	N/A
(Province or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code)	Identification No.)

Martin Pomerance		202 Brownlow Avenue
Dorsey & Whitney LLP		Cambridge 2, Suite 306
250 Park Avenue		Dartmouth, Nova Scotia B3B 1T5
New York, New York 10177		Canada
(212) 735-0784		(902) 468-0614
(Name, address (including zip code) and telephone		(Address and telephone number of registrant's
number(including area code) of agent for service in		principal executive offices)
the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

Annual Information Form	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class:	Outstanding at December 31, 2005:
Common Shares	76,370,224

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

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2005, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as of December 31, 2005 were reasonably designed to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Since the last evaluation by the Registrant's management of the Registrant's internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

AUDIT COMMITTEE FINANCIAL EXPERT

Dale M. Hendrick serves as a member of the audit committee of the Registrant's Board of Directors. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Hendrick satisfies the criteria for a audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Hendrick as an audit committee financial expert does not make Mr. Hendrick an "expert" for any purpose, impose any duties, obligations or liability on Mr. Hendrick that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

The information contained under the heading "Audit Committee Information" in the Registrant's Annual Information Form, filed as Exhibit 99.1 to the annual report on Form 40-F, in incorporated herein by reference.

IDENTIFICATION OF AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The current members of the Audit Committee are Dale Hendrick (Chair), Kent L. Noseworthy, Frank Conte and Canek Rangel, each of whom is independent as such term is defined under applicable securities laws and applicable American Stock Exchange rules. The information contained under the heading "Audit Committee Information" of the Registrant's Annual Information Form, filed as Exhibit 99.1 to this annual report on Form 40-F, is incorporated herein by reference.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of Registrant's code of ethics is available to any person without charge, upon written request made to the Registrant's Corporate Secretary at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under the heading "Audit Committee Information - External Auditors Service Fees" in Exhibit 99.1 hereto is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The registrant does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period

Contractual Obligations	Total	2006	2007	2008	2009 and
					thereafter

Long-Term Debt Obligations	$43,328,439	$24,075,835	$19,062,465	-	-
Interest on Long Term Debt	$759,657	$506,438	$253,219	-	-
Capital Lease Obligations	$2,810,844	$859,620	$992,327	$958,897	-
Future Purchase Commitments	$2,710,071	$2,710,071	-	-	-
Total	$49,609,011	$28,151,964	$20,308,011	$958,897	-

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

GAMMON LAKE RESOURCES INC.

/s/ Fred George
Fred George
Chairman and President

March 31, 2006

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2005
99.2	Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2005 and July 31, 2005 and for each of the years then ended together with the report of the auditors thereon, including a U.S. GAAP reconciliation
99.3	Management's Discussion and Analysis of Financial Condition and Result of Operations for the years ended December 31 2005 and July 31, 2005
99.4	Consent of KPMG LLP
99.5	Consent of Kappes, Cassiday & Associates, Consulting Geologists
99.6	Consent of Mintec, Inc.
99.7	Notice to U.S. Shareholders regarding U.S. GAAP reconciliation
99.8	Section 302 Certifications
99.9	Section 906 Certifications