Form 40-F/A
period 2005-12-31
Gammon Lake Resources Inc.
filed 2007-04-03
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No.1)

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended: December 31, 2005
Commission file number: 001-31739

Gammon Lake Resources Inc.
(Exact name of registrant as specified in its charter)

Quebec	1040	N/A
(Province or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code)	Identification No.)

Martin Pomerance		202 Brownlow Avenue
Dorsey & Whitney LLP		Cambridge 2, Suite 306
250 Park Avenue		Dartmouth, Nova Scotia B3B 1T5
New York, New York 10177		Canada
(212) 735-0784		(902) 468-0614
(Name, address (including zip code) and telephone		(Address and telephone number of registrant's
number(including area code) of agent for service in		principal executive offices)
the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

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

Yes ☐     82-_____                     No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                                             No ☐

EXPLANATORY NOTE

This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the fiscal year ended December 31, 2005, originally filed with the Commission on April 3, 2006. The Registrant is filing this Form 40-F/A because it has restated the U.S. GAAP reconciliation note included in its consolidated financial statements for the year ended December 31, 2005 in order to classify certain exploration costs as expenses for U.S. GAAP purposes.

The Registrant reports in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and provides note disclosure in its consolidated financial statements with respect to a reconciliation of Canadian GAAP to generally accepted accounting principles in the United States ("U.S. GAAP"). This restatement pertains only to the Registrant's U.S. GAAP reconciliation note disclosure and has no effect on Canadian GAAP disclosure.

Please refer to Note 16 of the notes to the restated consolidated financial statements included herein, which discloses the adjustments to the Registrant's U.S. GAAP reconciliation for the year ended December 31, 2005 resulting from this restatement.

The Registrant has also revised the section entitled "Disclosure Controls and Procedures" as set forth below and included the audit report of its auditors for the period ended July 31, 2005 and related consent which were inadvertently omitted from the original filing of the Form 40-F.

This Form 40-F/A does not reflect events occurring after the original filing date of the Form 40-F.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2005, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the Registrant's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

GAMMON LAKE RESOURCES INC.

/s/ Fred George
Fred George
Chairman and President

April 2, 2007

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1*	Annual Information Form for the year ended December 31, 2005
99.2

Restated Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2005 and July 31, 2005 and for each of the years then ended together with the report of the auditors thereon, including a U.S. GAAP reconciliation

99.3*	Management's Discussion and Analysis of Financial Condition and Result of Operations for the years ended December 31 2005 and July 31, 2005
99.4	Consent of KPMG LLP
99.4(a)	Consent of Grant Thornton LLP
99.5*	Consent of Kappes, Cassiday & Associates, Consulting Geologists
99.6*	Consent of Mintec, Inc.
99.7*	Notice to U.S. Shareholders regarding U.S. GAAP reconciliation
99.8	Section 302 Certifications
99.9	Section 906 Certifications

* Previously filed