Form 40-F
period 2006-12-31
Gammon Lake Resources Inc.
filed 2007-04-03
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Exact name of registrant as specified in its charter)

Quebec, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

1601 Lower Water Street
Suite 402, Summit Place, PO Box 2067
Halifax, Nova Scotia
B3J 2Z1
(902) 468-0614
(Address and telephone number of registrant's principal executive offices)
___________________________

Martin Pomerance, Dorsey & Whitney LLP
250 Park Avenue, Suite 500
New York, NY 10177
(212) 415-9200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

___________________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange
Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at
December 31, 2006
Common shares, no par value	102,146,108

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes             ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes         ☐     No

AMEX CORPORATE GOVERNANCE

The Registrant's common shares are listed on the American Stock Exchange ("AMEX"). Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Registrant's governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Registrant's quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Registrant is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Registrant are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Registrant solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Registrant may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company's website at www.gammonlake.com. Information contained on its website is not part of this annual report.

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

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as of the end of the period covered by the report, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Treasurer, of the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). The Registrant maintains disclosure controls and procedures designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation or reports that it files or submits under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2006 an evaluation was carried out for the first time, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as a result of a material weakness identified in Gammon Lake's internal controls over financial reporting as described below, disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Gammon Lake's internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP) and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company acquired Mexgold Resources Inc. during 2006 and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, Mexgold Resources Inc.'s internal control over financial reporting associated with total assets of $453,262,506 and total revenues of $19,297,723 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2006.

As of December 31, 2006, management assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified a material weakness in internal control over financial reporting as described below. A material weakness, as defined under standards established in the United States by the Public Company Accounting Oversight Board's ("PCAOB") Auditing Standard No. 2, is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements will no be prevented or detected.

The Company had insufficient accounting personnel to appropriately review and approve non-routine and complex transactions. Specifically, this involved accounting for stock option expense and inventory valuation. This did not result in material errors in Gammon Lake's 2006 consolidated financial statements. However, this could have resulted in material adjustments to the financial statements and, as a result, there is a more than remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected.

Because of the material weakness described above, management has concluded that as of December 31, 2006, the Company's internal controls over financial reporting were not effective. Notwithstanding the above-mentioned weakness, management has concluded that the Consolidated Financial Statements included in this report fairly present the Company's consolidated financial position and the consolidated results of operations, as of and for the year ending December 31, 2006.

MANAGEMENT'S REMEDIATION PLAN

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report which is included herein.

Gammon Lake has addressed and will continue to address these control deficiencies by adding accounting and finance personnel with the requisite skills, who are being trained in the Company's reporting procedures and controls. The following are steps that the Company has taken and is taking to remedy the conditions leading to the above stated material weakness:

  The Company has hired 2 Corporate Controllers to provide additional review and oversight to the Company's routine and non-routine accounting transactions;

  The Company has engaged third party experts to provide additional support in the identification and accounting for non-routine transactions; and

  The Company plans to hire additional accounting personnel with strong technical accounting skills to meet the growing needs of the Company's operations and accounting requirements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting

AUDIT COMMITTEE FINANCIAL EXPERT

Dale Hendrick serves as a member of the audit committee of the Registrant's Board of Directors. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that Dale Hendrick satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Dale Hendrick as an audit committee financial expert does not make Dale Hendrick an "expert" for any purpose, impose any duties, obligations or liability on Dale Hendrick that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period

Contractual Obligations	Total	2007	2008	2009	2010 and
					thereafter

Long-Term Debt Obligations	$145,827,376	$75,407,531	$47,437,539	$22,982,306	-
Interest on Long Term Debt	$11,519,557	$7,516,915	$3,608,198	$394,444	-
Capital Lease Obligations	$5,250,327	$2,637,834	$2,612,493	-	-
Future Purchase Commitments	-	-	-	-	-
Total	$162,597,260	$85,562,280	$53,658,230	$23,376,750	-

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of Registrant's code of ethics is available to any person without charge, upon written request made to the Registrant's Corporate Secretary at 1601 Lower Water Street, Suite 402, Summit Place, P.O. Box 2067, Halifax, Nova Scotia, B3J 2Z1.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 58 of the Registrant's Annual Information Form, which is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant's financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.
/s/ Bradley H. Langille
Bradley H. Langille
Chief Executive Officer

Date: April 2, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form
99.2	Management's Discussion and Analysis
99.3	2006 Consolidated Audited Financial Statements, including the auditors' report thereon
99.4	Consent of KPMG LLP
99.5	Consent of Grant Thornton LLP
99.7	Consent of McGovern, Hurley, Cunningham, LLP
99.8	Consent of Kappes, Cassiday & Associates, Consulting Geologists
99.9	Consent of Mintec, Inc.
99.10	Consent of Glenn R. Clarke & Associates
99.11	Consent of Leonard R. Kilpatrick
99.12	Consent of Pincock, Allen & Holt
99.13	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
99.14	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
99.15	Related supplementary note entitled "Reconciliation to United States GAAP" and the auditors' report thereon
99.16	Report of the Independent Registered Accounting Firm on Management's Report on Internal Control Over Financial Reporting.
99.17	Comments by Auditor for United States Readers on Canada-United States Reporting Difference