Form 40-F/A
period 2006-12-31
Gammon Lake Resources Inc.
filed 2007-04-04
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

☒ Yes         ☐     No

EXPLANATORY NOTE

This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the fiscal year ended December 31, 2006, originally filed with the Commission on April 3, 2006. The Registrant is filing this Form 40-F/A to insert a missing page in the Related supplementary note entitled "Reconciliation to United States GAAP", filed as Exhibit 99.15 to the Form 40-F.

Aside from the addition of the missing page to Exhibit 99.15, no other changes have been made to the Form 40-F or any of the additional Exhibits.

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

GAMMON LAKE RESOURCES INC.
/s/ Bradley H. Langille
Bradley H. Langille
Chief Executive Officer

Date: April 4, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1*	Annual Information Form
99.2*	Management's Discussion and Analysis
99.3*	2006 Consolidated Audited Financial Statements, including the auditors' report thereon
99.4*	Consent of KPMG LLP
99.5*	Consent of Grant Thornton LLP
99.7*	Consent of McGovern, Hurley, Cunningham, LLP
99.8*	Consent of Kappes, Cassiday & Associates, Consulting Geologists
99.9*	Consent of Mintec, Inc.
99.10*	Consent of Glenn R. Clarke & Associates
99.11*	Consent of Leonard R. Kilpatrick
99.12*	Consent of Pincock, Allen & Holt
99.13*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
99.14*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
99.15	Related supplementary note entitled "Reconciliation to United States GAAP" and the auditors' report thereon
99.16*	Report of the Independent Registered Accounting Firm on Management's Report on Internal Control Over Financial Reporting.
99.17*	Comments by Auditor for United States Readers on Canada-United States Reporting Difference
_______________
* Previously Filed