Form 40-F/A
period 2006-12-31
Gammon Lake Resources Inc.
filed 2007-04-09
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 2)

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

☒ Yes         ☐     No

EXPLANATORY NOTE

We are filing an amended version of the Form 40-F for the year ended December 31, 2006 to replace the version which was filed on April 3, 2007. This amended Form 40-F is being filed to correct the following typographical errors within the MD&A (filed as Exhibit 99.2).

1.     In the originally filed 2006 MD&A, the header showed the wrong date - "For the Nine Months Ended September 30, 2006". The header has been corrected to read "For the Year Ended December 31, 2006".

2.     In the originally filed 2006 MD&A the amount of cash flow from operations for the fourth quarter of 2006 on page 13 of the 2006 MD&A under the heading "Liquity" was incorrectly stated - "The Company did report cash flow from operations for the fourth quarter 2006 of $12,285,789, which is positive to the Company". The statement has been corrected to read "The Company did report cash flow from operations for the fourth quarter 2006 of $6,871,156 which is positive to the Company".

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

GAMMON LAKE RESOURCES INC.

/s/ Bradley H. Langille
Bradley H. Langille
Date: April 9, 2007	Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1*	Annual Information Form
99.2	Management's Discussion and Analysis
99.3*	2006 Consolidated Audited Financial Statements, including the auditors' report thereon
99.4*	Consent of KPMG LLP
99.5*	Consent of Grant Thornton LLP
99.7*	Consent of McGovern, Hurley, Cunningham, LLP
99.8*	Consent of Kappes, Cassiday & Associates, Consulting Geologists
99.9*	Consent of Mintec, Inc.
99.10*	Consent of Glenn R. Clarke & Associates
99.11*	Consent of Leonard R. Kilpatrick
99.12*	Consent of Pincock, Allen & Holt
99.13*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
99.14*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
99.15*	Related supplementary note entitled "Reconciliation to United States GAAP" and the auditors' report thereon
99.16*	Report of the Independent Registered Accounting Firm on Management's Report on Internal Control Over Financial Reporting.
99.17*	Comments by Auditor for United States Readers on Canada-United States Reporting Difference
_______________
* Previously Filed