Form 40-F/A
period 2006-12-31
Gammon Lake Resources Inc.
filed 2007-05-04
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
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

☒ Yes         ☐     No

EXPLANATORY NOTE

This Amendment No.3 to Form 40-F for the year ended December 31, 2006 is being filed to correct certain typographical errors in a previously filed version and to consolidate exhibits previously filed.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

/s/ Russell C. Barwick
Russell C. Barwick
Date: May 4, 2007	Chief Executive Officer and Director

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F/A.

Exhibit	Description

99.1	Annual Information Form
99.2	Management's Discussion and Analysis
99.3	2006 Consolidated Audited Financial Statements, including the auditors' report thereon
99.4	Consent of KPMG LLP
99.5	Consent of Grant Thornton LLP *
99.7	Consent of McGovern, Hurley, Cunningham, LLP *
99.8	Consent of Kappes, Cassiday & Associates, Consulting Geologists *
99.9	Consent of Mintec, Inc. *
99.10	Consent of Glenn R. Clarke & Associates *
99.11	Consent of Leonard R. Kilpatrick *
99.12	Consent of Pincock, Allen & Holt *
99.13	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
99.14	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
99.15	Reconciliation to U.S. GAAP of the Registrant's audited consolidated financial statements as at December 31, 2006 and 2005 and July 31, 2005 and for the year ended December 31, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005, under Item 17, and the auditors' report thereon.
99.15A	Reconciliation to U.S. GAAP of the Registrant's audited consolidated financial statements as at December 31, 2006 and 2005 and July 31, 2005 and for the year ended December 31, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005, under Item 18, and the auditors' report thereon.
99.16	Report of the Independent Registered Accounting Firm on Management's Report on Internal Control Over Financial Reporting.
99.17	Comments by Auditors for United States Readers on Canada-United States Reporting Differences.

* Previously filed