Form 40-F
period 2007-12-31
Gammon Gold Inc.
filed 2008-03-31
CIK 1078217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-31739

GAMMON GOLD INC.
(Exact name of registrant as specified in its charter)

Quebec, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

1601 Lower Water Street
Suite 402, Summit Place, PO Box 2067
Halifax, Nova Scotia
B3J 2Z1
(Address and telephone number of registrant's principal executive offices)
___________________________

DL Services, Inc.
U.S. Bank Center
1420 5th Avenue, Suite 3400
Seattle, WA 98101-4010
(206) 903-8800
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

Common shares, no par value	117,432,363
Class	Outstanding at
December 31, 2007

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

☒ Yes        ☐     No

EXPLANATORY NOTE

Gammon Gold Inc. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act . The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to our history of losses;

  risks related to our potential need for and ability to obtain additional financing;

  risks related to uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;

  risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

  risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

  risks related to changes in the market price of gold, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of our operations and financial condition;

  risks related to currency fluctuations;

  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

  risks related to governmental regulations;

  risks related to our primary properties being located in Mexico, including political, economic, and regulatory instability;

  risks related to uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

  risks related to our land reclamation requirements for our properties which may be burdensome;

  uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

  risks related to our history of losses, which we may continue to incur in the future;

  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future; and

  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices ("GAAP"), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP is filed as Exhibit 99.16 and incorporated by reference in this annual report on Form 40-F.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1= CDN$ 0.9881.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form ("AIF") for the fiscal year ended December 31, 2007 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2006 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. A reconciliation of important differences between Canadian and United States generally accepted accounting principles is filed as Exhibit 99.14 and incorporated by reference in this annual report on Form 40-F.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis ("MD&A") is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a "foreign private issuer" as defined in Rule 3b-4 of the Exchange Act, and the Company is a "large accelerated filer", the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to management’s evaluation of internal controls over financial reporting for the year ended December 31, 2007, included in their report, incorporated by reference herein in Exhibit 99.5.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management continues to monitor and improve the controls related to non-routine and complex transactions, and implemented the following changes:

  The Company hired two Corporate Controllers and a Mexican Finance & Accounting leader to provide additional review and oversight to the Company’s routine and non-routine accounting transactions;

  The Company has engaged third party experts to provide additional support in the identification and accounting for non-routine transactions; and

  The Company hired additional accounting personnel with strong technical accounting skills to meet the growing needs of the Company’s operations and accounting requirements, with particular emphasis on filling Mexican based support roles.

Other than the remediation steps discussed above, there were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange ("TSX") and is required to describe its practices and policies with regards to corporate governance with specific reference to the TSX guidelines on an annual basis by way of a corporate governance statement contained in the company’s annual report or information circular. The Company is also listed on the American Stock Exchange ("AMEX") and additionally complies as necessary with the rules and guidelines of AMEX as well as the United States Securities and Exchange Commission ("SEC"). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and AMEX.

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation and Nominating Committees. The Company’s Board of Directors has determined that all the members of the Compensation and Nominating Committees are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3), and the American Stock Exchange.

Corporate governance relates to the activities of the Company’s board of directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Canadian National Instrument 58-201 Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all Canadian public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 54 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the AMEX) and are financially literate.

Audit Committee Financial Expert

Up and until December 17, 2007, Dale Hendrick was the financial expert such that he had an understanding of generally accepted accounting principles and financial statements; was able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; had experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); had an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Effective December 17, 2007, Mr. Hendrick resigned from the Board of Directors. Immediately upon his resignation, the audit committee engaged a financial consultant to advise them through the year end review process. Effective March 27, 2008, Andre Falzon joined the Board and now serves as the financial expert.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the board of directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the board of directors for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Company’s Audit Committee Charter is available on the Company’s website at www.gammongold.com or in print to any shareholder who provides the Company with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Company's independent auditor for the fiscal year ended December 31, 2007. See page 50 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount charged to the Company by December 31, 2007 for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in US dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

See page 50 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all officers and employees of the Company abide. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and senior officers of the Company.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Conduct is located on its website at www.gammongold.com.

CONTRACTUAL OBLIGATIONS

The information provided under the heading "Management’s Discussion and Analysis — Contractual Obligations " contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows: Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting. Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada. The foregoing are consistent with the laws, customs and practices in Canada. In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.gammongold.com. Information contained on our website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2007
99.2	Management’s Discussion and Analysis
99.3	2007 Consolidated Audited Financial Statements, including the auditors' report thereon
99.4	Related supplementary note entitled "Reconciliation to United States GAAP" and the auditors' report thereon
99.5	Report of the Independent Registered Accounting Firm on Management's Report on Internal Control Over Financial Reporting.
99.6	Comments by Auditor for United States Readers on Canada-United States Reporting Difference
99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of KPMG LLP, Chartered Accountants
99.10	Consent of Glenn R. Clarke & Associates Limited
99.11	Consent of Mintec, Inc.
99.12	Consent of Clarence Wendt, P.Geo
99.13	Consent of Jose Luis Lee, Ph.D

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GAMMON GOLD INC.

	By:	/s/ Rene Marion
	Name:	Rene Marion
	Title:	Chief Executive Officer

Date: March 31, 2008