Form 40-F
period 2008-12-31
Gammon Gold Inc.
filed 2009-03-26
CIK 1078217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-31739

GAMMON GOLD INC.
(Exact Name of Registrant as Specified in its Charter)

Quebec, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1701 Hollis Street
Suite 400, Founders Square, PO Box 2067
Halifax, Nova Scotia B3J 2Z1
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services, Inc.
U.S. Bank Center
1420 5th Avenue, Suite 3400
Seattle, WA 98101-4010
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value	New York Stock Exchange
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                 ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 120,040,771 Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes                         ☐ No

EXPLANATORY NOTE

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

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to our history of losses, which we may continue to incur in the future;

  risks related to our potential need for and ability to obtain additional financing;

  risk related to our lack of hedging to protect against low commodity prices which exposes our operating results to the impact of any significant drop in commodity prices;

  risks related to the current turmoil in global financial markets which expose the Company to counter-party risk and liquidity risk;

  risks related to uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;

  risks related to restrictions in our loan facility;

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

  risk related to illegal mining activity on our properties;

  risks related to uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

  risks related to possible variations of ore grade or recovery rates;

  risks related to failure of plant, equipment or process to operate as anticipated;

  risks related to accidents and labour disputes;

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

  risks related to the uncertainty of exploration and development projects and potential that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production;

  risks related to integrating new acquisitions into existing operations;

  risks related to our recent losses and write-downs;

  risks related to the ability to attract and retain qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage our growth effectively;

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices ("GAAP"), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Exhibit 99.6 incorporated by reference herein.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form ("AIF") for the fiscal year ended December 31, 2008 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2008 and 2007, including the auditor’s report thereon are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Exhibit 99.4 incorporated by reference in this annual report on Form 40-F.

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

It should be noted that while the CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a "foreign private issuer" as defined in Rule 3b-4 of the Exchange Act, and the Company is a "large accelerated filer", the Company is required to provide an auditor’s report on internal control over financial reporting. The Company’s auditor has audited the Company’s internal control over financial reporting for the year ended December 31, 2008. The auditor’s report is filed as Exhibit 99.5 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company’s common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and the Company also complies with the specific corporate governance requirements of the TSX and NYSE, as they relate to the Company. As the Company is listed on the NYSE, the Company complies as necessary with the rules and guidelines of the United States Securities and Exchange Commission ("SEC"). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with applicable securities regulatory requirements, and laws generally, including, without limitation, those introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE, as well as Canadian securities regulatory authorities, within the timeframes specified as the revisions and new requirements come into effect. The NYSE permits foreign private issuers to elect not to comply with certain of its corporate governance rules, but requires foreign private issuers to post on the issuer’s website, with a cross-reference included in the issuer’s annual report sent to shareholders, a summary of the significant differences between the NYSE Listed Company Manual corporate governance standards and the practices of the applicable issuer under its home jurisdiction rules. The Company’s disclosure of significant corporate governance differences is available at http://www.gammongold.com/library/governance.

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation, Corporate Governance and Nominating and Environment, Health and Safety Committees. Such committees consist of a majority of directors who are independent within the applicable Canadian independence rules, but such committees do not consist entirely of independent directors. The Company has not adopted the director independence standards of the NYSE for members of these committees. The Mandates of the Compensation, Corporate Governance and Nominating and Environment, Health and Safety Committees are each available for viewing on the registrant's website at www.gammongold.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by email: info@gammongold.com, phone: 902-468-0614, or by mail at 1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 49 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. The Company’s Board of Directors has determined that all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate in accordance with the NYSE rules.

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

Audit Committee Financial Expert

Andre Falzon has been determined by the Company’s Board of Directors to qualify as an "audit committee financial expert", in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Mr. Falzon has over 20 years of practical financial and management experience, particularly within the mining industry and is a Chartered Accountant. Most recently Mr. Falzon was Vice President, Planning and Compliance and was responsible for the establishment and management of Barrick’s SOX 404 compliance and internal audit functions. He received his Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the board of directors.

Audit Committee Charter

The Company’s Audit Committee Charter is available on the Company’s website at www.gammongold.com or in print to any shareholder who provides the Company with a written request by email: info@gammongold.com, phone: 902-468-0614, or by mail at 1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1, and is also included in the Company’s AIF in Exhibit 99.1 and incorporated by reference herein.

Presiding Director at Meetings of Non-Management Directors

The Company does not have a lead independent director as required by the NYSE, however all non-management directors meet independent of management directors for in camera sessions following each Board meeting.

Communication with Non-Management Directors

Shareholders may send communications to the registrant's non-management directors by writing to the Chairman of the Nominating and Corporate Governance Committee:

  In Writing to:

Chairman of the Nominating & Corporate Governance Committee
Gammon Gold Inc.
1701 Hollis Street, Suite 400
Summit Place
PO Box 2067
Halifax, Nova Scotia B3K 2Z1
Canada

  By Telephone: (902) 468-0614

  By email: directors@gammongold.com

Communications will be referred to the Chairman of the Nominating & Corporate Governance Committee for appropriate action. The status of all outstanding concerns addressed to the Chairman of the Nominating & Corporate Governance Committee will be reported to the board of directors as appropriate.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Company's independent auditor for the fiscal year ended December 31, 2008. See page 51 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

See page 50 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all , directors, officers and employees of the Company are required to abide. The Code of Conduct complies with SEC and NYSE rules. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

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

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s Code of Conduct and Ethics is located on its website at http://www.gammongold.com/governance.php?cat=2.

CONTRACTUAL OBLIGATIONS

The information provided under the heading "Management’s Discussion and Analysis — Contractual Obligations " contained in Exhibit 99.3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the Commission by amendment to Form F-X referencing the Company’s file number.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GAMMON GOLD INC.

By: /s/ Rene Marion
Rene Marion
Date: March 25, 2009	Chief Executive Officer

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2008

99.2	Management’s Discussion and Analysis

99.3	2008 Consolidated Audited Financial Statements, including the auditors' report thereon

99.4	Related supplementary note entitled "Reconciliation to United States GAAP" and the auditors' report thereon

99.5	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting

99.6	Comments by Auditor for United States Readers on Canada-United States Reporting Difference

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of KPMG LLP, Chartered Accountants

99.10	Consent of Martin Dupuis, P.Geo

99.11	Consent of Clarence Wendt, P.Geo

99.12	Consent of Glenn R. Clarke & Associates Ltd.

99.13	Consent of Pincock, Allen & Holt