Form 40-F/A
period 2008-12-31
Gammon Gold Inc.
filed 2009-08-12
CIK 1078217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-31739

GAMMON GOLD INC.
(Exact Name of Registrant as Specified in its Charter)

Quebec, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
organization)	Classification Code)
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

Gammon Gold Inc. is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2008 for the purpose of filing restated Audited Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2008, including the Report of Independent Registered Chartered Accountants with respect thereto. In addition, the Corporation is including in this Amendment No. 1 its amended and restated Management’s Discussion and Analysis for the fiscal year ended December 31, 2008. As a result, by this Amendment No. 1, Gammon Gold is amending its Annual Report on Form 40-F for the fiscal year ended December 31, 2008 in order to amend and restate Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 thereto, which are incorporated herein by reference.

The amended and restated Audited Consolidated Financial Statements included in this Amendment No. 1 have been prepared in accordance with Canadian GAAP and have been reconciled to United States GAAP in the Restated Reconciliation with United States Generally Accepted Accounting Principles incorporated by reference herein.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the Annual Report on Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, a re-evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that re-evaluation, the CEO and the CFO have concluded that as a result of the material weakness in internal control over financial reporting described below, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not adequately designed or effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to its management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

During the preparation of the Company’s June 30, 2009 interim financial statements, the Company determined that a restatement of its previously issued financial statements was necessary as a result of a material weakness in the Company’s internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. There was a material weakness in the Company’s internal control over financial reporting as of December 31, 2008 because management did not maintain effective monitoring controls and procedures over the foreign currency translation of selected accounts or the recognition of net realizable value adjustments on inventory balances. Specifically, management did not maintain effective monitoring controls and procedures to provide reasonable assurance that inventory balances were translated in accordance with generally accepted accounting principles, or that previously recognized net realizable value adjustments were reversed as required upon initial adoption of CICA Handbook Section 3031, Inventories.

As a result of the restatement, management re-evaluated their prior conclusion that the Company's internal control over financial reporting was effective as at December 31, 2008. In making this re-evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s management current assessment, management concluded that the Company’s design and operating effectiveness of internal control over financial reporting was not effective as at December 31, 2008.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “large accelerated filer”, the Company is required to provide an auditor’s report on internal control over financial reporting. The Company’s auditor has audited the Company’s internal control over financial reporting for the year ended December 31, 2008. The auditor’s report is filed as Exhibit 99.5 hereto.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Company has engaged in, and continues to engage in, efforts to address the material weakness in internal control over financial reporting identified above, by performing a thorough review of the Company’s translation of foreign currency balances in accordance with generally accepted accounting principles and by reviewing previously recorded net realizable value adjustments to ensure all appropriate reversals are recorded. The Company will also amend period close procedures to include procedures to monitor foreign currency translation and inventory net realizable value adjustments.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GAMMON GOLD INC.

By: /s/ Rene Marion
Rene Marion
Chief Executive Officer

Date: August 12, 2009

EXHIBITS

99.1*	Annual Information Form of the Company for the year ended December 31, 2008

99.2	Amended and Restated Management’s Discussion and Analysis for the year ended December 31, 2008

99.3	Restated Audited Consolidated Financial Statements for the year ended December 31, 2008, including the auditors' report thereon

99.4	Related supplementary note entitled "Restated Reconciliation with United States GAAP" and the auditors' report thereon

99.5	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

99.6	Comments by Auditors for United States Readers on Canada-United States Reporting Differences

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of KPMG LLP, Chartered Accountants

99.10*	Consent of Martin Dupuis, P.Geo

99.11*	Consent of Clarence Wendt, P.Geo

99.12*	Consent of Glenn R. Clarke & Associates Ltd.

99.13*	Consent of Pincock, Allen & Holt

*Previously filed