Form 40-F/A
period 2008-12-31
Gammon Gold Inc.
filed 2009-10-07
CIK 1078217

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2008

Commission file number: No. 001-31739

Gammon Gold Inc.

(Exact name of Registrant as specified in its charter)

Quebec, Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number)

None.

(I.R.S. Employer Identification Number)

1701 Hollis Street

Suite 400, Founders Square, P.O. Box 2067

Halifax, Nova Scotia B3J 2Z1

Canada

(902) 468-0614

(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.

U.S. Bank Center

1420 5th Avenue, Suite 3400

Seattle, WA 98101 - 4010

U.S.A.

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

Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual Information Form            ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

120,040,771 Common Shares outstanding as of December 31, 2008

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such rule.

Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 40-F/A for the fiscal year ended December 31, 2008 (this “Amendment”) of Gammon Gold Inc. (the “Registrant”) is being filed for the purpose of filing the Registrant’s Adjusted Restated Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008 and 2007, including the auditors’ report with respect thereto.

The Adjusted Restated Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2008 and 2007 has been revised to provide additional U.S. GAAP disclosures about mining interests and related deferred costs, stripping costs, depletion of mining interests, fair value of long-term debt and adjustments to inventory in the reconciliation of net earnings under Canadian GAAP to U.S. GAAP and the cumulative effect of adjustments from Canadian GAAP to U.S. GAAP on shareholders’ equity.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2009 (the “Original Filing”) or Amendment No. 1 to the Annual Report in Form 40-F/A as filed with the Commission on August 12, 2009 (“Amendment No. 1”) or reflect any events that have occurred after the Original Filing and Amendment No. 1 were filed. The filing of this Amendment shall not be deemed an admission that the Original Filing or Amendment No. 1, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

PRINCIPAL DOCUMENTS

The following document has been filed as part of this Amendment No. 2 to the Annual Report on Form 40-F/A:

(1) Adjusted Restated Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2008 and 2007 (included as Exhibit 99.4 hereto).

CERTIFICATIONS

The required disclosure is included in Exhibits 99.8 – 99.11 to this Amendment No. 2 to the Annual Report on Form 40-F/A.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an Annual Report on Form 40-F arises or transactions in said securities.

B. Consent to Service of Process.

The registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GAMMON GOLD INC.

Date: October 7, 2009	By:	/S/ RENE MARION
	Name:	Rene Marion
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

99.1**	Annual Information Form of the Company for the year ended December 31, 2008

99.2***	Amended and Restated Management’s Discussion and Analysis for the year ended December 31, 2008

99.3***	Restated Audited Consolidated Financial Statements for the year ended December 31, 2008, including the auditors’ report thereon

99.4*	Adjusted Restated Reconciliation with United States Generally Accepted Accounting Principles

99.5*	Consent Letter from KPMG LLP

99.6***	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

99.7***	Comments by Auditors for United States Readers on Canada-United States Reporting Differences

99.8*	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.9*	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.10*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.11*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12**	Consent of Martin Dupuis, P.Geo

99.13**	Consent of Clarence Wendt, P.Geo

99.14**	Consent of Glenn R. Clarke & Associates Ltd.

99.15**	Consent of Pincock, Allen & Holt

*	Filed herewith.
**	Previously filed with the Registrant’s annual report on Form 40-F for the fiscal year ended December 31, 2008, filed on March 26, 2009.
***	Previously filed with Amendment No. 1 to the Registrant’s Annual Report on Form 40-F/A for the fiscal year ended December 31, 2008, filed on August 12, 2009.

4