Form 40-F
period 2009-12-31
Gammon Gold Inc.
filed 2010-03-30
CIK 1078217

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 137,357,552

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes                         ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐  Yes                         ☒ No

1

EXPLANATORY NOTE

Gammon Gold Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system between Canada and the United States . The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to our history of losses, which we may continue to incur in the future;

  risks related to our potential need for and ability to obtain additional financing;

  risk related to our lack of hedging to protect against low commodity prices which exposes our operating results to the impact of any significant drop in commodity prices;

  risks related to the current turmoil in global financial markets which exposes the Company to counter-party risk and liquidity risk;

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Exhibit 99.6 incorporated by reference herein.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F, is hereby incorporated by reference into this annual report on Form 40-F, and has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2009 is filed as Exhibit 99.1 and incorporated by reference into this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008, including the auditor’s report thereon, are filed as Exhibit 99.3 and incorporated by reference into this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Exhibit 99.4, incorporated by reference into this annual report on Form 40-F.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 and incorporated by reference into this annual report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F. Shareholders are solely responsible for determining the tax consequence applicable to their particular circumstances and should consult their own tax advisors concerning an investment in the securities of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a –15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to its management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “large accelerated filer”, the Company is required to provide an auditor’s report on internal control over financial reporting. The Company’s auditor has audited the Company’s internal control over financial reporting for the year ended December 31, 2009. The auditor’s report is filed as Exhibit 99.5 and is incorporated by reference into this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2009, management implemented changes to its internal control over financial reporting as relates to the preparation and review of its Reconciliation to United States Generally Accepted Accounting Principles and amended period close procedures to include procedures to monitor foreign currency translation and inventory net realizable valuation adjustments. Other than as described above, there have been no significant changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

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

CORPORATE GOVERNANCE

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and the Company also complies with the specific corporate governance requirements of the TSX and NYSE, as they relate to the Company. As the Company is listed on the NYSE, the Company complies as necessary with the rules and guidelines of the United States Securities and Exchange Commission (“SEC”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with applicable securities regulatory requirements, and laws generally, including, without limitation, those introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE, as well as Canadian securities regulatory authorities, within the timeframes specified as the revisions and new requirements come into effect. The NYSE permits foreign private issuers to elect not to comply with certain of its corporate governance rules, but requires foreign private issuers to post on the issuer’s website, with a cross-reference included in the issuer’s annual report filed with the SEC, a summary of the significant differences between the NYSE Listed Company Manual corporate governance standards and the practices of the applicable issuer under its home jurisdiction rules. The Company’s disclosure of significant corporate governance differences is available at http://www.gammongold.com/library/governance.

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

Corporate governance relates to the activities of the Company’s Board of Directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 50 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. The Company’s Board of Directors has determined that all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate in accordance with the NYSE rules.

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

Audit Committee Financial Expert

Ronald Smith has been determined by the Company’s Board of Directors to qualify as an “audit committee financial expert”, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Mr. Smith brings over 20 years of practical financial and management experience, primarily in the financial, telecommunications and energy sectors, and is a Chartered Accountant. Mr. Smith is currently a member of the Boards of Directors of Gammon Gold Inc. and the Canada Pension Plan Investment Board and serves as a trustee of the Nova Scotia Association of Health Organizations pension fund. Mr. Smith also serves as a member of the Canadian Accounting Standards Oversight Council. He is a former National President of the Canadian Association for Community Living and former Chair of the Atlantic Provinces Economic Council. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

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

Presiding Director at Meetings of Non-Management Directors

The Company has an independent Chairman of the Board who runs the in camera sessions following each Board meeting which is attended by only non-management directors.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Company's independent auditor for the fiscal year ended December 31, 2009. See page 51 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See page 51 of the Registrant’s Annual Information Form filed as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all directors, officers and employees of the Company are required to abide. The Code of Conduct complies with SEC and NYSE rules. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations ” contained in Exhibit 99.3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

GAMMON GOLD INC.

By:/s/ Rene Marion
Rene Marion
President & Chief Executive Officer

Date: March 30, 2010

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2009

99.2	Management’s Discussion and Analysis

99.3	2009 Consolidated Audited Financial Statements, including the auditors' report thereon

99.4	Related supplementary note entitled "Reconciliation to United States GAAP" and the auditors' report thereon

99.5	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting

99.6	Comments by Auditor for United States Readers on Canada-United States Reporting Differences

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of KPMG LLP, Chartered Accountants

99.10	Consent of Ramon Luna, P. Geo

99.11	Consent of Clarence Wendt, P. Geo

99.12	Consent of Mark G. Stevens

99.13	Consent of Glenn R. Clark & Associates Ltd.

99.14	Consent of Glenn R. Clark, P. Eng

99.15	Consent of Pincock, Allen & Holt