Form 40-F/A
period 2009-12-31
Gammon Gold Inc.
filed 2010-05-13
CIK 1078217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A Amendment No. 1

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
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

[X]     Yes      [   ]     No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S] T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ]     Yes      [   ]     No

EXPLANATORY NOTE

Gammon Gold Inc. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2009 for the purpose of filing restated Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009, including the Report of Independent Registered Chartered Accountants with respect thereto. In addition, the Company is including in this Amendment No. 1 its amended and restated Management’s Discussion and Analysis for the fiscal year ended December 31, 2009. As a result, by this Amendment No. 1, Gammon Gold is amending its Annual Report on Form 40-F for the fiscal year ended December 31, 2009 for the reasons set forth below; Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 are also being refilled and are incorporated herein by reference.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, a re-evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that re-evaluation, the CEO and the CFO have concluded that as a result of the material weakness in internal control over financial reporting described below, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to its management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009 and the related interim periods. As a result, as of December 31, 2009, management re-evaluated the effectiveness of the Company's internal control over financial reporting. In making this re-evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s management assessment, management concluded that the Company’s internal control over financial reporting was not effective as at December 31, 2009 because of the material weakness described below.

The Company did not maintain effective controls over the foreign currency translation of future income taxes arising on the acquisition of an entity in a foreign jurisdiction. Specifically, the Company did not identify future income taxes arising on the acquisition of Mexgold Resources Inc. as a foreign currency liability denominated in Mexican pesos and as a result, the balance was not appropriately translated. As of December 31, 2006 the Company identified a material weakness related to insufficient accounting personnel to appropriately review and approve non-routine and complex transactions which may have contributed to the incorrect initial recording of the future income tax liability. This control deficiency resulted in the restatement of the consolidated financial statements for the years ended December 31, 2009 and 2008.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F/A, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company has engaged in, and continues to engage in, efforts to address the material weakness in internal control over financial reporting identified above, by performing a thorough review of the Company’s recognition of future income tax liabilities arising on business acquisitions in accordance with generally accepted accounting principles. The Company will also amend procedures related to business acquisitions to include procedures to consider and record assets and liabilities acquired in the appropriate currency.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GAMMON GOLD INC.

By: /s/ Rene Marion
Rene Marion
President & Chief Executive Officer

Date: May 13, 2010

EXHIBITS

99.1*	Annual Information Form of the Company for the year ended December 31, 2009
99.2	Amended and Restated Management’s Discussion and Analysis for the year ended December 31, 2009
99.3	Amended and Restated Audited Consolidated Financial Statements for the year ended December 31, 2009, including the auditors' report thereon
99.4	Related supplementary note entitled "Restated Reconciliation to United States GAAP" and the auditors' report thereon
99.5	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting
99.6	Comments by Auditor for United States Readers on Canada-United States Reporting Differences
99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of KPMG LLP, Chartered Accountants
99.10*	Consent of Ramon Luna, P. Geo
99.11*	Consent of Clarence Wendt, P.Geo
99.12*	Consent of Mark G. Stevens
99.13*	Consent of Glenn R. Clarke & Associates Ltd.
99.14*	Consent of Glenn R. Clarke, P. Eng
99.15*	Consent of Pincock, Allen & Holt

*Previously filed