Form 40-F
period 2010-12-31
Gammon Gold Inc.
filed 2011-03-23
CIK 1078217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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
701 Fifth Avenue, Suite 6100
Seattle, WA 98101
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

[ X ]    Annual Information Form                                 [ X ]    Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 138,864,316

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]    Yes                     [   ]    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ]    Yes                     [   ]    No

1

EXPLANATORY NOTE

Gammon Gold Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system between Canada and the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

  risks related to our potential need for and ability to obtain significant external financing;

  risks related to our lack of history of profitability;

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

  risks related to recent disruptions in global credit and financial markets that have resulted in a deteriorating economic climate;

  risks related to currency fluctuations;

  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

  risks related to governmental regulations;

  risks related to our primary properties being located in Mexico, including political, economic, and regulatory instability;

  risks related to stock price volatility;

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

  risk of dilution from future capital raising activities;

  risks related to our recent losses and write-downs;

  risk of failure to achieve and maintain the adequacy of internal control over financial reporting as per the requirement of the Sarbanes-Oxley Act;

  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

  risk of litigation; and

  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Exhibit 99.4 incorporated by reference herein.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2010 is filed as Exhibit 99.1 and incorporated by reference into this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, including the auditor’s report thereon, are filed as Exhibit 99.3 and incorporated by reference into this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Exhibit 99.4, incorporated by reference into this Annual Report on Form 40-F.

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

In connection with the restatement of the December 31, 2009 financial statements, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, re-evaluated the effectiveness of disclosure controls and procedures. Based on the reassessment, the Chief Executive Officer and Chief Financial Officer had concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were not effective because of the material weakness in internal controls over financial reporting described below. As of December 31, 2010, management had implemented the changes noted in the Changes in Internal Control over Financial Reporting section below and the Company’s disclosure controls and procedures were effective.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is a “large accelerated filer”, the Company is required to provide an auditor’s report on internal control over financial reporting. The Company’s auditor has audited the Company’s internal control over financial reporting for the year ended December 31, 2010. The auditor’s report is filed as Exhibit 99.6 and is incorporated by reference into this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As of December 31, 2009, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Gammon’s management assessment, management concluded that the Company’s design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2009. No material weaknesses were identified by management during this evaluation. However, during the preparation of the March 31, 2010 interim financial statements the Company determined that a restatement of its previously issued financial statements was necessary. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2009.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in internal control over financial reporting existed as of December 31, 2009 as the Company did not maintain effective controls over the foreign currency translation of future income taxes arising on the acquisition of an entity in a foreign jurisdiction. Specifically, upon the acquisition of Mexgold Resources Inc. on August 8, 2006, the Company did not identify future income taxes as a foreign currency liability denominated in Mexican pesos and as a result the balance was not translated appropriately. As of December 31, 2006 the Company identified a material weakness related to insufficient accounting personnel to appropriately review and approve non-routine and complex transactions which may have contributed to the incorrect initial recording of the future income tax liability. This control deficiency resulted in the restatement of the consolidated financial statements for the years ended December 31, 2009 and 2008. As a result of the aforementioned material weakness as of December 31, 2009, management made changes in internal controls over financial reporting during the second quarter of 2010. Management has concluded that, as of December 31, 2010, the Company’s design and operating effectiveness of internal control over financial reporting was effective.

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

The Company’s Board of Directors is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation and Nominating & Corporate Governance Committees. Such committees consist entirely of directors who are independent. The Mandates of the Compensation, Nominating & Corporate Governance Committees are each available for viewing on the registrant's website at www.gammongold.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by email: info@gammongold.com, phone: 902-468-0614, or by mail at 1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 59 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference herein. The Company’s Board of Directors has determined that all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate in accordance with the NYSE rules.

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

Presiding Director at Meetings of Non-Management Directors

The Company’s Chairman of the Board is independent and runs in camera sessions following each Board meeting with the other independent non-management directors.

Communication with Non-Management Directors

Shareholders may send communications to the registrant's non-management directors by writing to the Chairman of the Board:

  In Writing to:

  Chairman of the Board
  Gammon Gold Inc.
  1701 Hollis Street, Suite 400
  PO Box 2067
  Halifax, Nova Scotia B3J 2Z1
  Canada

  By Telephone: (902) 468-0614

  By email: directors@gammongold.com

Communications will be referred to the Chairman of the Board for appropriate action. The status of all outstanding concerns addressed to the Chairman of the Board will be reported to the Board of Directors as appropriate.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Company's independent auditor for the fiscal year ended December 31, 2010. See page 60 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See page 60 of the Registrant’s Annual Information Form filed as Exhibit 99.1.

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations ” contained in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

GAMMON GOLD INC.

By:/s/ Rene Marion
Rene Marion
President & Chief Executive Officer

Date: March 23, 2011

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2010

99.2	Management’s Discussion and Analysis

99.3	2010 Consolidated Audited Financial Statements, including the auditors’ report thereon

99.4	Related supplemental note entitled “Reconciliation to United States GAAP”

99.5	Report of Independent Registered Accountants

99.6	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)- 14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.8	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of KPMG LLP, Chartered Accountants

99.10	Consent of Ramon Luna, P. Geo

99.11	Consent of Clarence Wendt, P. Geo

99.12	Consent of Mark G. Stevens

99.13	Consent of Glenn R. Clark & Associates Ltd.

99.14	Consent of Glenn R. Clark, P. Eng

99.15	Consent of Barton G. Stone and Pincock, Allen & Holt

99.16	Consent of Peter Drobeck, Registered Geologist