Form 40-F
period 2011-12-31
AuRico Gold Inc.
filed 2012-03-29
CIK 1078217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-31739

AURICO GOLD INC.
(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation	(Primary Standard	(I.R.S. Employer Identification No.)
or organization)	Industrial Classification
	Code)

110 Yonge Street, Suite 1601
Toronto, Ontario M5C 1T4
(647) 260-8880
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc.
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 281,760,923 Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

[   ] Yes                         [   ] No

EXPLANATORY NOTE

AuRico Gold Inc. (the “Corporation” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system between Canada and the United States. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Corporation’s anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

  risks related to the current turmoil in global financial markets which exposes the Corporation to counter-party risk and liquidity risk;

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

  risks related to our recent losses and write- downs;

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They may not be comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form filed as Exhibit 99.1 to this Annual Report on Form 40-F, is hereby incorporated by reference into this Annual Report on Form 40-F, and has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 and incorporated by reference into this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2011 and 2010 and January 1, 2010, including the auditor’s report thereon, are filed as Exhibit 99.3 and incorporated by reference into this Annual Report on Form 40-F.

Management’s Discussion and Analysis

The Corporation’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 and incorporated by reference into this Annual Report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F. Shareholders are solely responsible for determining the tax consequence applicable to their particular circumstances and should consult their own tax advisors concerning an investment in the securities of the Corporation.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Corporation’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Corporation in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to its management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Articles of Amalgamation for the Corporation’s acquisition of Northgate Minerals (“Northgate”) were filed on October 31, 2011. The results of the newly amalgamated operations have been included in the consolidated financial statements from the date of acquisition. However, the Corporation has not had sufficient time to appropriately assess the internal controls used by Northgate and integrate them with those of the Corporation. As a result, the previous Northgate operations have been excluded from the Corporation’s annual assessment of internal controls over financial reporting. The Corporation is in the process of integrating operations and will be expanding its internal control over financial reporting compliance program to include the acquired Northgate entities over the next year. A summary of the financial information for Northgate, expressed in millions of dollars, which was included in the consolidated financial statements of the Corporation at December 31, 2011, is provided below.

December 31
Summary financial data (in millions)	2011
Revenue from mining operations	$48.3
Net earnings from continuing operations	20.4
Net earnings from discontinued operations	15.5
Total current assets	103.7
Total non-current assets	1,553.4
Total current liabilities	128.1
Total non-current liabilities	477.5

Management conducted an evaluation of the design and operation of the Corporation’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, except for the scope limitation noted above, management has concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2011 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Corporation is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Corporation is a “large accelerated filer”, the Corporation is required to provide an auditor’s report on internal control over financial reporting. The Corporation’s auditor has audited the Corporation’s internal control over financial reporting for the year ended December 31, 2011. The auditor’s report is filed as Exhibit 99.4 and is incorporated by reference into this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

The Corporation’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Corporation’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and the Corporation also complies with the specific corporate governance requirements of the TSX and NYSE, as they relate to the Corporation. As the Corporation is listed on the NYSE, the Corporation complies as necessary with the rules and guidelines of the United States Securities and Exchange Commission (“SEC”). The Corporation reviews its governance practices on an ongoing basis to ensure it is in compliance with applicable securities regulatory requirements, and laws generally, including, without limitation, those introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE, as well as Canadian securities regulatory authorities, within the timeframes specified as the revisions and new requirements come into effect. The NYSE permits foreign private issuers to elect not to comply with certain of its corporate governance rules, but requires foreign private issuers to post on the issuer’s website, with a cross-reference included in the issuer’s annual report filed with the SEC, a summary of the significant differences between the NYSE Listed Company Manual corporate governance standards and the practices of the applicable issuer under its home jurisdiction rules. The Corporation’s disclosure of significant corporate governance differences is available at http://www.auricogold.com/nyse-statement-of-differences/view-category.html.

The Corporation’s Board of Directors is responsible for the Corporation’s Corporate Governance policies and has separately designated standing Compensation and Nominating & Corporate Governance Committees. Such committees consist entirely of directors who are independent. The Mandates of the Compensation, Nominating & Corporate Governance Committees are each available for viewing on the registrant's website at www.auricogold.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by email: info@auricogold.com, phone: 647-260-8880, or by mail at 110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4.

Corporate governance relates to the activities of the Corporation’s Board of Directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

AUDIT COMMITTEE

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Corporation’s Audit Committee are identified on page 74 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference herein. The Corporation’s Board of Directors has determined that all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate in accordance with the NYSE rules.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Corporation and the Corporation’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the Board of Directors for approval the Annual Financial Statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Financial Expert

Ronald Smith has been determined by the Corporation’s Board of Directors to qualify as an “audit committee financial expert”, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Corporation's financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Mr. Smith brings over 20 years of practical financial and management experience, primarily in the financial, telecommunications and energy sectors, and is a Chartered Accountant. Mr. Smith is currently a member of the Boards of Directors of AuRico Gold Inc. and the Canada Pension Plan Investment Board and serves as a trustee of the Nova Scotia Association of Health Organizations pension fund. Mr. Smith also serves as a member of the Canadian Accounting Standards Oversight Council. He is a former National President of the Canadian Association for Community Living and former Chair of the Atlantic Provinces Economic Council. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

Audit Committee Mandate

The Corporation’s Audit Committee Mandate is available on the Corporation’s website at www.auricogoldgold.com or in print to any shareholder who provides the Corporation with a written request by email: info@auricogold.com, phone: 647-260-8880, or by mail at 110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4, and is also included in the Corporation’s AIF in Exhibit 99.1 and incorporated by reference herein.

Presiding Director at Meetings of Non-Management Directors

The Corporation’s Chairman of the Board is independent and runs in camera sessions following each Board meeting with the other independent non-management directors.

Communication with Non-Management Directors

Shareholders may send communications to the registrant's non-management directors by writing to the Chairman of the Board:

  In Writing to:

  Chairman of the Board
  AuRico Gold Inc.
  110 Yonge Street, Suite 1601
  Toronto, Ontario M5C 1T4 Canada

  By Telephone: (647) 260-8880

  By email: directors@auricogold.com

Communications will be referred to the Chairman of the Board for appropriate action. The status of all outstanding concerns addressed to the Chairman of the Board will be reported to the Board of Directors as appropriate.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Corporation's independent auditor for the fiscal year ended December 31, 2011. The total amount billed to the Corporation by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars is:

External Auditor Service Fees (By Category, in Canadian dollars)

The following table discloses the fees charged to the Corporation by its external auditor during the fiscal year ended December 31, 2011 and the fiscal year ended December 31, 2010:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2011(4)	$895,540	$Nil	$184,385	$Nil
December 31, 2010	$673,975	$Nil	$147,195	$Nil

Notes:

1.

The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Corporation’s subsidiaries and services associated with the filing of prospectuses.

2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

3.	The aggregate fees billed for tax compliance, tax advice and tax planning services.
4.

For the year ended December 31, 2011, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2- 01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52- 110 (Audit Committees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee must pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

a.

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Corporation and its subsidiaries to the Corporation’s external auditor during the fiscal year in which the services are provided;

b.	the Corporation or subsidiaries of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c.

the services are promptly brought to the attention of the Audit Committee of the Corporation and approved, prior to the completion of the audit, by the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

The Audit Committee has instructed management that, to obtain pre-approval, management must detail the work to be performed by the external auditor and obtain the assurance from the external auditor that the proposed work does not impair their independence.

OFF-BALANCE SHEET TRANSACTIONS

The Corporation does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all directors, officers and employees of the Corporation are required to abide. The Code of Conduct complies with SEC and NYSE rules. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Corporation's management team promotes a culture of ethical business conduct throughout the Corporation's operations and is expected to monitor the activities of the Corporation’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Corporation’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Corporation's Articles, which are made available to the directors and senior officers of the Corporation.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Corporation’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Corporation’s Code of Conduct and Ethics is located on its website at http://www.auricogold.com/corporate-policies/view-category.html.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations” contained in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the Corporation’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the Commission by amendment to Form F-X referencing the Corporation’s file number.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

AURICO GOLD INC.

By: /s/ Rene Marion
Rene Marion
President & Chief Executive Officer

Date: March 28, 2012

EXHIBITS

99.1	Annual Information Form of the Corporation for the year ended December 31, 2011

99.2	Management’s Discussion and Analysis

99.3	Consolidated Audited Financial Statements, including the auditors’ report thereon

99.4	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of KPMG LLP, Chartered Accountants

99.8	Consent of Ramon Luna

99.9	Consent of Servicios y Proyectos Mineros De Mexico S.A. de C.V.

99.10	Consent of Glenn R. Clark

99.11	Consent of Glenn R. Clark & Associates

99.12	Consent of Jeff Volk

99.13	Consent of SRK Consulting (US) Inc.

99.14	Consent of Paul Arscott

99.15	Consent of Joanna Poeck

99.16	Consent of Carl Edmunds

99.17	Consent of Chris Bostwick

99.18	Consent of Simon Hitchman

99.19	Consent of Troy Fuller

99.20	Consent of Mark Haydon

99.21	Consent of Austin Hemphill

99.22	Consent of Peter Clarke

99.23	Consent of Paul Riley

99.24	Consent of G. Dante Ramirez-Rodriguez

99.25	Consent of Michael Thomas

99.26	Consent of AMC Consultants Pty Ltd.

99.27	Consent of Ken Major

99.28	Consent of KWM Consulting Inc.