Form 40-F
period 2012-12-31
AuRico Gold Inc.
filed 2013-04-01
CIK 1078217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 001-31739

AURICO GOLD INC.
(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard	(I.R.S. Employer Identification No.)
incorporation or organization)	Industrial Classification
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 282,311,947

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      [X] Yes      [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).      [_] Yes      [_] No

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
RESOURCE AND RESERVE ESTIMATES

The Annual Information Form of AuRico Gold Inc. (the “Corporation” or the “Registrant”) filed as Exhibit 99.1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Corporation’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Corporation in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to its management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2012 and have determined that such disclosure controls and procedures were effective as of December 31, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Corporation’s internal control over financial reporting is a process designed by, or under the supervision of, the Registrant’s principal executive and principal financial officers and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered.

The Corporation is required to provide an auditor’s attestation report on internal control over financial reporting. The Corporation’s auditor has audited the Corporation’s internal control over financial reporting for the year ended December 31, 2012. The auditor’s report is filed as Exhibit 99.4 and is incorporated by reference into this Annual Report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Corporation is required to provide an auditor’s attestation report on internal control over financial reporting. The Corporation’s auditor has audited the Corporation’s internal control over financial reporting for the year ended December 31, 2012. The auditor’s report is filed as Exhibit 99.4 and is incorporated by reference into this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report, there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

AUDIT COMMITTEE

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Corporation’s Audit Committee are identified in the Audit Committee – Composition section of the Annual Information Form, attached hereto as Exhibit 99.1 and incorporated by reference herein. The Corporation’s Board of Directors has determined that all members of the Audit Committee are independent (as determined under Rule 10A-3 under the Exchange Act and the rules of the NYSE) and are financially literate in accordance with the NYSE rules.

AUDIT COMMITTEE FINANCIAL EXPERT

Ronald Smith has been determined by the Corporation’s Board of Directors to qualify as an “audit committee financial expert”, within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and applicable Canadian requirements.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

KPMG LLP acted as the Corporation's independent auditor for the fiscal year ended December 31, 2012. The total amount billed to the Corporation by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars is:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2012(4)	$800,530	$Nil	$237,990	$Nil
December 31, 2011	$895,540	$Nil	$184,385	$Nil

Notes:

1.	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Corporation’s subsidiaries.
2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

3.	The aggregate fees billed for tax compliance, tax advice and tax planning services.
4.

For the year ended December 31, 2011 and December 31, 2012, none of the Corporation’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of NI 52-110.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee must pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval. For the fiscal year ended December 31, 2012, all audit and non-audit services performed by KPMG LLP are pre-approved by the Audit Committee.

OFF-BALANCE SHEET TRANSACTIONS

The Corporation does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CODE OF ETHICS

The Board has adopted a written Code of Conduct by which it and all directors, officers and employees of the Corporation are required to abide. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Corporation’s website, submitted on Form 6-K and provided in print to any shareholder who requests them from the Corporate Secretary. The Corporation’s Code of Conduct and Ethics is located on its website at http://www.auricogold.com/corporate-policies/view-category.html.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations” contained in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the Corporation’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

INTERACTIVE DATA FILE

The Registrant is not currently required to submit to the Commission, nor post to its corporate website, an Interactive Data File.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an Annual Report on Form 40-F arises or transactions in said securities.

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

AURICO GOLD INC.

By: /s/ Trent Mell
Trent Mell
Executive Vice President, Corporate Affairs
Date: April 1, 2013

EXHIBITS

99.1	Annual Information Form of the Corporation for the year ended December 31, 2012
99.2	Management’s Discussion and Analysis for the year ended December 31, 2012
99.3	Consolidated Audited Financial Statements, as at and for the year ended December 31, 2012 and 2011, including the auditors’ report thereon
99.4	Report of the Independent Registered Accounting Firm on Internal Control Over Financial Reporting
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of KPMG LLP, Chartered Accountants
99.8	Consent of Chris Bostwick
99.9	Consent of Jeff Volk
99.10	Consent of Chris Sharpe
99.11	Consent of Gordon Skrecky
99.12	Consent of Harold Bent
99.13	Consent of Jarek Jakubec
99.14	Consent of Chris Elliott
99.15	Consent of Pacifico (Virgil) Corpuz
99.16	Consent of Andrew Jennings
99.17	Consent of Andrew Witte
99.18	Consent of Ken Major