Form 40-F
period 2013-12-31
AuRico Gold Inc.
filed 2014-03-04
CIK 1078217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 247,569,811

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

[_] Yes                                         [X] No

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2013;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013; and

(c)

Consolidated Audited Financial Statements as at and for the year ended December 31, 2013 and 2012, including the auditors’ report thereon, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
RESOURCE AND RESERVE ESTIMATES

The Annual Information Form of AuRico Gold Inc. (the “Corporation” or the “Registrant”), filed as Exhibit 99.1 to this Annual Report on Form 40-F, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures.

As of the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the United States Securities Exchange Act of 1934, as amended). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report on Form 40-F, the Corporation’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Corporation in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to its management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Corporation’s internal control over financial reporting is a process designed by, or under the supervision of, the Corporation’s principal executive officer and principal financial officer and effected by the Corporation’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2013 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on the Corporation’s internal control over financial reporting that accompanies the Corporation’s Consolidated Audited Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm.

The required disclosure is included in the Report of Independent Registered Public Accounting Firm on the Corporation’s internal control over financial reporting that accompanies the Corporation’s Consolidated Audited Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting.

During the period covered by this Annual Report on Form 40-F, there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

Ronald Smith has been determined by the Corporation’s Board of Directors to qualify as an “audit committee financial expert”, within the meaning of General Instruction B(8)(b) of Form 40-F and is “independent” within the meaning of the rules of the New York Stock Exchange.

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

CODE OF ETHICS

The Corporation has adopted a written Code of Conduct and Ethics that constitutes a “code of ethics” as defined in Form 40-F, and by which it and all directors, officers and employees of the Corporation are required to abide. The Corporation’s Code of Conduct and Ethics is available for viewing on the Corporation’s website at http://www.auricogold.com/corporate-profile/governance/corporate-governance/corporate-policies/default.aspx, and is available to any in print to any shareholder who requests a copy from the Corporate Secretary of the Corporation by contacting the Company by phone at 647-260-8880 or e-mail at info@auricogold.com.

If any amendment to the Code of Conduct and Ethics is made, or if any waiver from the provisions thereof is granted with respect to any of the officers of the Corporation, the Corporation may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Corporation’s website, which may be accessed at www.auricogold.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required tabular disclosure is included on page 57 of the Company’s Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.

PRE-APPROVAL POLICES AND PROCEDURES

The Audit Committee must pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s independent auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval. For the fiscal year ended

December 31, 2013, all audit and non-audit services performed by KPMG LLP were pre-approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure has been provided under the heading “Contractual Obligations” in Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Corporation’s Audit Committee are identified under the heading “Audit Committee – Composition” in the Corporation’s Annual Information Form, attached hereto as Exhibit 99.1

MINE SAFETY DISCLOSURE

Not applicable.

NEW YORK STOCK EXCHANGE DISCLOSURE

The Corporation’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and the Corporation also complies with the specific corporate governance requirements of the TSX and NYSE, as they relate to the Corporation. The NYSE permits foreign private issuers to elect not to comply with certain of its corporate governance rules, but requires foreign private issuers to post on the issuer’s website, with a cross-reference included in the issuer’s annual report filed with the SEC, a summary of the significant differences between the NYSE Listed Company Manual corporate governance standards and the practices of the applicable issuer under its home jurisdiction rules. The Corporation’s disclosure of significant corporate governance differences is available at http://www.auricogold.com/corporate-profile/governance/corporate-governance/nyse-statement-of-differences/default.aspx.

Presiding Director at Meetings of Non-Management Directors

The Corporation’s Chairman of the Board is independent and runs in camera sessions following each Board meeting with the other independent directors.

Communication with Independent Directors

Shareholders may send communications to the registrant's independent directors by writing to the Chairman of the Board:

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

BOARD COMMITTEE MANDATES

The Mandates of the Corporation’s audit committee, human resources committee, nominating and corporate governance committee and sustainability committee are each available for viewing on the Corporation’s website at www.auricogold.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting the Corporation at info@auricogold.com.

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

AURICO GOLD INC.

By: /s/ Scott Perry
Name: Scott Perry
Title: President and Chief Executive Officer
Date: March 3, 2014

EXHIBIT INDEX

99.1	Annual Information Form of the Corporation for the year ended December 31, 2013
99.2	Management’s Discussion and Analysis for the year ended December 31, 2013
99.3	Consolidated Audited Financial Statements, as at and for the year ended December 31, 2013 and 2012, including the auditors’ report thereon
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP, Chartered Accountants
99.7	Consent of Chris Bostwick
99.8	Consent of Jeff Volk
99.9	Consent of Gordon Skrecky
99.10	Consent of Harold Bent
99.11	Consent of Jarek Jakubec
99.12	Consent of Chris Elliott
99.13	Consent of Pacifico (Virgil) Corpuz
99.14	Consent of Andrew Jennings
99.15	Consent of Andrew Witte
99.16*	Consent of Ken Major*

* To be filed by amendment