Form 40-F/A
period 2013-12-31
AuRico Gold Inc.
filed 2014-03-06
CIK 1078217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A (Amendment No. 1)

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

[_] Yes                                                             [_] No

EXPLANATORY NOTE

AuRico Gold Inc. (the “Corporation” or the “Registrant”) is filing this Amendment No. 1 (this “Amendment”) to our Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the “Original Filing”), filed with the United States Securities and Exchange Commission (the “Commission”) on March 3, 2013. We are filing this Amendment for the sole purpose of filing exhibit 99.16, the Consent of Ken Major, and updating the exhibit index list. Except for the matters described above, this Amendment does not modify or update our disclosures in the Original Filing filed with the Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

AURICO GOLD INC.

By: /s/ Robert Chausse
Name: Robert Chausse
Title: Executive Vice President & CFO
Date: March 6, 2014

EXHIBIT INDEX

99.1*	Annual Information Form of the Corporation for the year ended December 31, 2013
99.2 *	Management’s Discussion and Analysis for the year ended December 31, 2013
99.3 *	Consolidated Audited Financial Statements, as at and for the year ended December 31, 2013 and 2012, including the auditors’ report thereon
99.4 *	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)- 14 of the Securities Exchange Act of 1934
99.5 *	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6 *	Consent of KPMG LLP, Chartered Accountants
99.7 *	Consent of Chris Bostwick
99.8 *	Consent of Jeff Volk
99.9 *	Consent of Gordon Skrecky
99.10 *	Consent of Harold Bent
99.11 *	Consent of Jarek Jakubec
99.12 *	Consent of Chris Elliott
99.13 *	Consent of Pacifico (Virgil) Corpuz
99.14 *	Consent of Andrew Jennings
99.15 *	Consent of Andrew Witte
99.16	Consent of Ken Major

*Previously filed