Form 40-F
period 2014-12-31
AuRico Gold Inc.
filed 2015-02-19
CIK 1078217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2014

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

CT Corporation
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8800
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 249,648,617 common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

[_] Yes                            [X] No

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2014;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014; and

(c)

Consolidated Audited Financial Statements as at and for the year ended December 31, 2014 and 2013, including the auditors’ report thereon, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Management conducted an evaluation of the design and operation of the Corporation’s internal control over financial reporting as of December 31, 2014, and the results are disclosed under the heading “Controls and Procedures” in Management's Discussion & Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

The effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2014 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on the Corporation’s internal control over financial reporting that accompanies the Corporation’s Consolidated Audited Financial Statements for the fiscal year ended December 31, 2014, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm.

The required disclosure is included in the Report of Independent Registered Public Accounting Firm on the Corporation’s internal control over financial reporting that accompanies the Corporation’s Consolidated Audited Financial Statements for the fiscal year ended December 31, 2014, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting.

During the period covered by this Annual Report on Form 40-F, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required tabular disclosure is included on page 60 of the Company’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated herein by reference.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee must pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s independent auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval. For the fiscal year ended

December 31, 2014, all audit and non-audit services performed by KPMG LLP were pre-approved by the Audit Committee.

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

AURICO GOLD INC.

By: /s/ Scott Perry
Name: Scott Perry
Title: President and Chief Executive Officer
Date: February 19, 2015

EXHIBIT INDEX

99.1	Annual Information Form of the Corporation for the year ended December 31, 2014
99.2	Management’s Discussion and Analysis for the year ended December 31, 2014
99.3

Consolidated Audited Financial Statements, as at and for the year ended December 31, 2014 and 2013, including the auditors’ report thereon, and the auditors' report on the effectiveness of internal control over financial reporting as at December 31, 2014

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